Exhibit 99.3

Borr Drilling Fleet Status Report - 05th November 2021

New Contracts / Extensions / Amendments

Gerd
• Signed Contract (from LOI previously assigned to Frigg): January 2022 to March 2023, Addax, Cameroon
Gunnlod
• Signed Contract (from LOA): November 2021 to March 2022, IPC, Malaysia
Mist
• Signed Contract (from LOA): November 2021 to June 2022, PTTEP, Thailand
Ran
• Signed Contract: February 2022 to June 2022, Undisclosed Operator, UK (acommodation work)

Letters of Award / Letters of Intent / Negotiations

Groa
• LOA: Q1 2022 to Q1 2024, Undisclosed, Middle East
Idun
• LOA: March 2022 to May 2023, Undisclosed, Southeast Asia

Other Developments

Saga
• Concluded operations with PTTEP Malaysia in September 2021 and commenced its subsequent contract with Hess Malaysia
Natt
• Concluded operations with Oriental Nigeria in October 2021 and is currently under preparation for its subsequent contract
Norve
• Concluded operations with BWE Gabon in September 2021 and is currently under preparation for its subsequent contract
Prospector 5
• Optional periods under current contract have lapsed and the rig is now expected to conclude operations in January 2022

This summary is provided as a courtesy and is not intended to replace a detailed review of the Fleet Status Report. This summary contains informaThis summary is provided as a courtesy and is not intended to replace a detailed review of the Fleet Status Report. This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.tion on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Borr Drilling Fleet Status Report - 05th November 2021

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments

Contracted Rigs

Gunnlod	PPL Pacific Class 400	400 ft	2018	PTTEP	September - 2020	November - 2021	Malaysia	Operating
				IPC	November - 2021	March - 2022	Malaysia	Committed
Idun	KFELS Super B Bigfoot Class	350ft	2013	Petronas	June - 2021	January - 2022	Malaysia	Operating
				Undisclosed	March - 2022	May - 2023	Southeast Asia	LOA
Mist	KFELS Super B Bigfoot Class	350 ft	2013	Available	September 2021	November - 2021	Thailand	Contract Preparations
				PTTEP	November - 2021	June - 2022	Thailand	Committed with options to extend
Saga	KFELS Super B Bigfoot Class	400 ft	2018	Hess	September - 2021	August - 2022	Malaysia	Operating
Skald	KFELS Super B Bigfoot Class	400 ft	2018	PTTEP	June - 2021	June - 2024	Thailand	Operating with option to extend
Gerd	PPL Pacific Class 400	400 ft	2018	Available		January - 2022	Cameroon	Contract Preparations
				Addax	January - 2022	March - 2023	Cameroon	Committed with option to extend
Natt	PPL Pacific Class 400	400 ft	2018	Available	October - 2021	November - 2021	Cameroon	Contract Preparations
				Undisclosed	November - 2021	October - 2022	West Africa	LOA
Norve	PPL Pacific Class 400	400 ft	2011	Available	September - 2021	December - 2021	Gabon	Contract Preparations
				Vaalco	December - 2021	April - 2022	Gabon	Committed with option to extend
Groa	PPL Pacific Class 400	400 ft	2018	Available		Q1 2022	Cameroon	Contract Preparations
				Undisclosed	Q1 2022	Q1 2024	Middle East	LOA
Prospector 1 [1]	F&G, JU2000E	400 ft	2013	Kistos	July - 2021	November - 2021	Netherlands	Operating
				Neptune	December - 2021	March - 2022	Netherlands	Committed with option to extend
Prospector 5 [1]	F&G, JU2000E	400 ft	2014	CNOOC	November - 2020	January - 2022	United Kingdom	Operating
Ran [1]	KFELS Super A	400 ft	2013	Available		February - 2022	United Kingdom	Contract Preparations
				Undisclosed	February - 2022	June - 2022	United Kingdom	Committed
Galar	PPL Pacific Class 400	400 ft	2017	PEMEX	April - 2020	December - 2022	Mexico	Operating
Gersemi	PPL Pacific Class 400	400 ft	2018	PEMEX	August - 2019	December - 2022	Mexico	Operating
Grid	PPL Pacific Class 400	400 ft	2018	PEMEX	August - 2019	December - 2022	Mexico	Operating
Njord	PPL Pacific Class 400	400 ft	2019	PEMEX	June - 2020	December - 2022	Mexico	Operating
Odin	KFELS Super B Bigfoot Class	350 ft	2013	PEMEX	March - 2020	December - 2022	Mexico	Operating

Available Rigs

Frigg [1]	KFELS Super A	400 ft	2013	Available			Cameroon	Warm Stacked
Gyme	PPL Pacific Class 400	400 ft	2018	Available			Singapore	Warm Stacked
Hermod	KFELS B Class	400 ft	2019	Available			Singapore	Warm Stacked
Heimdal	KFELS B Class	400 ft	2020	Available			Singapore	Warm Stacked
Hild	KFELS Super B Class	400 ft	2020	Available			Singapore	Warm Stacked
Thor	KFELS Super B Bigfoot Class	400 ft	2019	Available			Singapore	Warm Stacked

Under Construction Rigs

Tivar	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in May - 2023
Vale	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in July - 2023
Var	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in September - 2023
Huldra	KFELS Bigfoot B Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in October - 2023
Heidrun	KFELS Bigfoot B Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in December - 2023

1 - HD/HE Capability.

				Operating / Committed	Available	Cold Stacked	Under Construction

		Total Fleet	28	17	6	0	5

Borr Drilling Fleet Status Report - 05th November 2021

Rig Name	Location	2021				2022				2023				2024
		Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Premium Jack-Ups
Gunnlod	Malaysia	PTTEP			IPC
Idun	Malaysia	Vestigo	Petronas				LOA				Option
Mist	Thailand	ROC Oil	Warm Stacked		PTTEP			Option
Saga	Malaysia	JX Nippon	PTTEP		Hess
Skald	Thailand		PTTEP													Option
Gerd	Cameroon	Warm Stacked				ADDAX					Option
Natt	Cameroon / West Africa	First E&P	Oriental		LOA				LOA Option
Norve	Gabon	BWE			Vaalco		Option
Groa	Cameroon / Middle East	Warm Stacked					LOA								LOA Option
Prospector 1 [1]	Netherlands	One-Dyas	Neptune	Kistos	Neptune		Option
Prospector 5 [1]	United Kingdom	CNOOC
Ran [1]	United Kingdom / Mexico	Warm Stacked				Undisclosed		Mexico
Galar	Mexico	PEMEX
Gersemi	Mexico	PEMEX
Grid	Mexico	PEMEX
Njord	Mexico	PEMEX
Odin	Mexico	PEMEX
Frigg [1]	Cameroon	Warm Stacked
Gyme	Singapore	Warm Stacked
Heimdal	Singapore	Warm Stacked
Hermod	Singapore	Warm Stacked
Hild	Singapore	Warm Stacked
Thor	Singapore	Warm Stacked

Jack-Ups Under Construction
Tivar	KFELS shipyard, Singapore	Rig Delivery in May - 2023
Vale	KFELS shipyard, Singapore	Rig Delivery in July - 2023
Var	KFELS shipyard, Singapore	Rig Delivery in September - 2023
Huldra	KFELS shipyard, Singapore	Rig Delivery in October - 2023
Heidrun	KFELS shipyard, Singapore	Rig Delivery in December - 2023

			Firm				Option				Available				Under Construction

1 - HD/HE Capability

Borr Drilling Fleet Status Report - 05th November 2021

Additional information regarding this Fleet Status Report

This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Forward Looking Statements:

The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.